SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of May 2011
Commission File Number 1-15028
China Unicom (Hong Kong) Limited
(Exact Name of Registrant as Specified in Its Charter)
75/F, The Center,
99 Queen’s Road Central, Hong Kong
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑          Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):      .)
(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):      .)
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐          No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-                     .)

EXHIBITS

SIGNATURES

EXHIBITS

Exhibit Number
1	Announcement relating to Audit Findings on China United Network Communications Group Company Limited and its Subsidiaries by the National Audit Office of the People’s Republic of China.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED (Registrant)
Date: May 20, 2011
	By:	/s/ Chang Xiaobing
		Name:	Chang Xiaobing
		Title:	Chairman and Chief Executive Officer

Exhibit 1
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability)
(Stock Code: 0762)
ANNOUNCEMENTS
AUDIT FINDINGS ON CHINA UNITED NETWORK COMMUNICATIONS
GROUP COMPANY LIMITED AND ITS SUBSIDIARIES BY THE
NATIONAL AUDIT OFFICE OF THE PEOPLE’S REPUBLIC OF CHINA
In 2010, the National Audit Office of the People’s Republic of China (the “NAO”) conducted an audit (the “Audit”) on the 2009 financial information of China United Network Communications Group Company Limited (the “Unicom Group”), the ultimate holding company and controlling shareholder of China Unicom (Hong Kong) Limited (the “Company”), and its subsidiaries. As a subsidiary of the Unicom Group engaging in the telecommunications business, the Company and its wholly-owned subsidiary, China United Network Communications Corporation Limited, were also audited.
The Company is aware that 2009 was the first year of operation after the merger of the Unicom Group and China Network Communications Group Corporation in 2008 and as such, the Audit serves as an important guidance in respect of the Unicom Group’s internal controls and risk management. The findings of the NAO indicated that since 2009, the Unicom Group had continued to deepen reforms geared at enhancing business operations and management integration, strengthening its internal control system and further fortifying the financial foundation and ensuring smooth transition at the same time. The Unicom Group had also demonstrated compliance with state laws and regulations. However, certain improper measures and practices as well as inadequacies in certain related party transactions, procurement procedures, operational management and accounting procedures existed in respect of which the Company is pleased to report that the following rectification measures, among others, had been made:

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1.
Regarding the issuance of improper invoices by certain marketing and distribution service providers, the Company has verified that the services had actually been provided and requested such service providers to reissue proper invoices. Further, the Company has initiated a group-wide examination to verify invoices and formulated a “Notification on further Strengthening the Management of Invoices and Other Receipts Issued by External Parties”, conducted targeted training to strengthen the employees’ ability to identify improper invoices and compiled a blacklist of service providers to refine the invoices management process.

2.
With respect to the misallocation of certain expenses between the Unicom Group and the Company in certain related party transactions which resulted in the accrual of expenses attributable to the Company in the accounts of the Unicom Group, the Company has already followed the relevant related party agreements strictly and accrued such expenses in its accounts. The Unicom Group and the Company have reviewed and updated the arrangements for related party transactions in 2010 to further ensure the reasonableness and fairness of such transactions.

3.
To address the mere adoption of competitive negotiation and priority negotiation without following an open auction process in certain materials procurement projects, the Company has refined the “Administrative Measures of China Unicom for the Bidding of Construction Contracts”, the “Administration Measures of China Unicom for the Procurement Process”, the “Procurement Documentation Procedure” and other policies to carry out the principle of “giving rules priority to practice” in managing procurements and further regulated its auction and procurement processes.

4.
Regarding the lack of strict implementation of certain operations management and accounting procedures, which resulted in the final completion reports for certain construction-in-progress not having been timely prepared and the untimely accounting of certain obsolete and impaired asset, the costs of the construction-in-progress had been accrued upon completion and the related provisions for depreciation were made before the Audit with no significant impact on the financial statements of the Company. However, in light of the issues identified in the Audit, the Company has strengthened the management of final completion procedures of construction works. In relation to obsolete or idle assets, the Company has taken advantage of the opportunities arising from restructuring and integration to formulate the “Guidance Opinion of China Unicom on Resources Synergies and Assets Revitalization” and to proactively revitalize and redeploy such assets by making efficient use of the intra-provincial, inter-provincial and national networks. Further, assets which had been identified as obsolete had properly been accounted for by the Company.

In addition to the above, the Unicom Group and the Company have adopted other rectification measures to resolve the other issues identified in the Audit, which include the management of complimentary promotional gifts, trial telecom cards, expired telecom cards and qualification of distributors.
The Company has promptly reacted to and timely addressed the issues discussed above. These issues have no material impact on the Company’s historical operating results, financial statements, audit opinion and internal control assessments.

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As at the date of this announcement, the board of directors of the Company comprises:

Executive Directors:	Chang Xiaobing, Lu Yimin, Tong Jilu and Li Fushen
Non-executive Director:	Cesareo Alierta Izuel
Independent Non-executive Directors:	Cheung Wing Lam Linus, Wong Wai Ming,
John Lawson Thornton, Timpson Chung Shui Ming
and Cai Hongbin

By Order of the Board
CHINA UNICOM (HONG KONG) LIMITED
Chu Ka Yee
Company Secretary
Hong Kong, 20 May 2011

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